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September 29, 2003


Mr. Herb Scholl
Division of EDGAR Policy
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Matthews International Funds (the "Trust")
     File Nos. 033-78960 and 811-08510

Dear Mr. Scholl:

On September 26, 2003, a third party vendor transmitted filings on behalf of the above-referenced registrant. The first filing, accession number 0001068800-03-000575, was inadvertently transmitted using form type 485APOS. The filing was retransmitted using the correct form type of 485BPOS and assigned accession number 0001068800-03-000576.

Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Post-Effective Amendment No. 19, filed September 26, 2003 (the "Amendment"). The Amendment's EDGAR accession number (first filing) is 0001068800-03-000575.

Please direct any communications concerning this filing to Kelli Moses, Regulatory Administrator, at (302) 791-4764 or myself at (302) 791-1079.

Very truly yours,

/s/ Jocelyn Fulmor

Jocelyn Fulmor
Regulatory Administration Manager


A MEMBER OF THE PNC FINANCIAL SERVICES GROUP
PFPC Inc.
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